INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04010084

February 12, 2004

04 FEB 24 AM 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated February 2, 2004.

Yours very truly,

L Williams

Laura Williams
Assistant Controller

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

llw
Enclosure

dlw 2/25

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

Jim Arthurs Appointed Senior Vice President, Sales and Marketing

Vancouver, Canada, February 2, 2004 – Mr. Clark Quintin is pleased to announce that Mr. Jim Arthurs has joined Integrated Paving Concepts Inc. as Senior Vice President, Sales and Marketing. Jim brings significant business and leadership capability.

Jim was most recently Managing Director, Operations for the Jim Pattison Group in Vancouver, and prior held senior positions at the Alderwoods Group, Weyerhauser, MacMillan Bloedel, and IBM. With his strong experience and perspective, Jim will have both an immediate and long-term impact on the Company's culture and business results.

Mr. Arthurs appointment is effective immediately.

Integrated Paving Concepts Inc. is an industrial technology company based in BC, Canada that manufactures and distributes products for the paving industry. The company's principal product is StreetPrint Pavement Texturing, a patented system that is marketed through the company's Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world.

For more information contact:

Clark Quintin, President & CEO
Phone: (604) 574-7510. Ext. 230
Email: clark.quintin@streetprint.com
Internet: www.streetprint.com

Integrated Paving Concepts Inc.:

Symbol: IPA
The Toronto Stock Exchange